

January 12, 2016

Mail Stop 4720

<u>Via Email</u>
Ms. Ching Tao
Chief Financial Officer
No. 32 Qunhuangdao Road, Building C
Shanghai 200082, Peoples Republic of China

>   **Re: Noah Holdings Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2014**
>   **Filed April 24, 2015**
>   **Response Dated November 4, 2015**
>   **File No. 001-34936**

Dear Ms. Tao:

We have reviewed your response letter dated November 4, 2015 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Asset Management Products, page 52</u>

1.   We note the growth in your performance-based income in the third quarter of 2015 as reported in your Form 6-K filed November 17, 2015 such that your performance-based income represented 11.5% of your total revenues for the three months ended September 30, 2015. You state in your response to comment three of our letter dated August 20, 2015 that no single fund on its own is individually significant. You also state that you do not believe the disclosures requested in such prior comment three would be helpful to investors. However, given the increase in your performance-based income and the expectation that performance-based income will continue to become a more significant component of your income as your funds continue to mature along their life cycles, we

believe that additional disclosure would be helpful to investors. Please address the following:

- Tell us and disclose in future filings the fund product type generating the performance-based fees for the periods presented, and identify the drivers of the fees recorded (i.e., fund liquidation or dates when investee funds are opened for redemption, dividend payment, etc.).

- Given that real estate funds and private equity funds only generate performance-based fees at fund liquidation, discuss the range of planned fund life maturities and identify any other factors leading to liquidation of a fund prior to maturity.

- Quantify the number of funds and amount of historical assets under management (AUM) for those funds where liquidation is planned or expected in next year, and discuss any known trends or uncertainties that may impact recognition of future revenues for these funds. Refer to Item 303(a)(3)(ii) of Regulation S-K.

- For funds that generate performance-based fees solely at fund liquidation (e.g., real estate and private equity funds), revise your future filings to provide tabular quantification showing the number and historical AUM of funds separately for each year of expected liquidation by fund type. The total of AUM listed in the table for each fund type should reconcile back to the respective AUM subject to performance-based fees for those funds as quantified in the table presented in your response to the first bullet of prior comment three. If not, disclose the nature of any differences.

- Revise your future filings to provide a rollforward of the fair value of the AUM for secondary market fund of funds.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services

cc (via email): Alan Seem, Shearman & Sterling LLP